Abby Inc.

60 Auburn Bay Ave SW

Calgary, Alberta  T3M 0K7

(403)922-4583

September 2, 2011

VIA EDGAR

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Request By ABBY INC..
To Withdraw Its Amendment No. 8 on Form S-1 Registration Statement filed on August 22, 2011
Registration No. 333-170918

Ann Parker:

Abby Inc.  (the “Company”) hereby respectfully requests that the Securities and Exchange Commission (the “SEC”) consent to the withdrawal, effective as of the date hereof, or as soon thereafter as practicable, of the Company’s Amendment No. 8 on Form S-1 filed on August 22, 2011 Registration Statement, File No. 333-170918 (the “Registration Statement”).

The Company has decided to with draw its registration amendment (accession # 0001096350-11-000116 ).  The file number was incorrect and should have been 333-170918.

No securities were issued or sold pursuant to the Amendment or the offering set forth therein and the  Amendment has not been declared effective by the SEC.  Accordingly, the Company believes that withdrawal of the Amendment (and subsequent refiling of amendment 8  is consistent with the public interest and the protection of investors.  Pursuant to the foregoing, the Company hereby respectfully requests that the Amendment be withdrawn by the SEC as of the date hereof, or as soon thereafter as practicable.

Sincerely,

/s/ Don Thompson

Don Thompson

Chief Executive Officer